Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Digital Realty Trust, Inc.

We consent to the use of our reports dated February 26, 2010, with respect to the consolidated balance sheets of Digital Realty Trust, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009 and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/S/ KPMG LLP

San Francisco, California

November 15, 2010